UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CLEAN ENERGY FUELS CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

184499 10 1

(CUSIP Number)

Bradley N. Miller
B&M Miller Equity Holdings Inc.
c/o Clean Energy Fuels Corp.
3020 Old Ranch Parkway, Suite 400
Seal Beach, California 90740
Telephone: (562) 493-2804

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184499 10 1

1	Names of Reporting Persons Bradley N. Miller

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,345,008 shares

	8	Shared Voting Power

	9	Sole Dispositive Power 2,345,008 shares

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,345,008 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.37%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 184499 10 1

1	Names of Reporting Persons B&M Miller Equity Holdings Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Columbia

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,345,008 shares

	8	Shared Voting Power

	9	Sole Dispositive Power 2,345,008 shares

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,345,008 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.37%

14	Type of Reporting Person (See Instructions) CO

ITEM 1. Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends and supplements that certain Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2010 (the “Schedule 13D”) relating to shares of common stock, par value $0.0001 per share (the “Issuer Common Stock”), of Clean Energy Fuels Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3020 Old Ranch Parkway, Suite 400, Seal Beach, California 90740.

The Reporting Persons are filing this Amendment to report (i) changes in their beneficial ownership since the date of the Schedule 13D and (ii) that the Reporting Persons have ceased to be beneficial owners of more than five percent of the outstanding Issuer Common Stock as of September 22, 2010.

Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

ITEM 5. Interest in Securities of the Issuer.

The Reporting Persons have beneficial ownership of an aggregate of 2,345,008 shares of Issuer Common Stock. Based on an aggregate of 69,597,678 shares of Issuer Common Stock outstanding as of November 18, 2010, the Reporting Persons beneficially own 3.37% of outstanding Issuer Common Stock.

The Reporting Persons each have the sole power to vote and dispose of the 2,345,008 shares of Issuer Common Stock beneficially owned by them. The Reporting Persons have ceased to be beneficial owners of more than five percent of the outstanding Issuer Common Stock as of September 22, 2010.

During the past sixty days, B&M has sold shares of Issuer Common Stock in open market transactions as follows:

Date	Shares Sold	Price (per share)	Trade Range (per share)
September 22, 2010	179,500	$15.3223	$14.86 - $15.85
September 22, 2010	26,900	$16.0063	$15.86 - $16.175
September 27, 2010	150,000	$14.7466	$14.54 - $15.25
October 4, 2010	1,833	$14.02	$14.00 - $14.03
October 6, 2010	80,818	$14.1289	$14.00 - $14.26
October 8, 2010	64,799	$14.0471	$14.00 - $14.1102
October 11, 2010	52,550	$14.1361	$14.04 - $14.36
November 15, 2010	100,000	$14.30	$14.25 - $14.35
November 16, 2010	21,600	$14.26	$14.25 - $14.30
November 17, 2010	154,160	$14.01	$14.00 - $14.12
November 18, 2010	224,240	$14.05	$14.00 - $14.20

The Reporting Persons will provide, upon request by the SEC, full information regarding the number of shares sold at each separate price within the trade range set forth in the table above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: November 22, 2010

BRADLEY N. MILLER

/s/ Bradley N. Miller
Bradley N. Miller

B&M MILLER EQUITY HOLDINGS INC.

/s/ Bradley N. Miller
By: Bradley N. Miller
Title: President